FGX International Holdings Limited
500 George Washington Highway
Smithfield, Rhode Island 02917
October 22, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited Registration Statement on Form S-1 (File No. 333-139525)
Ladies and Gentlemen:
     Pursuant to Rule 460 and Rule 461 of the Securities Act of 1933, as amended, FGX International Holdings Limited (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on October 24, 2007, or as soon thereafter as practicable.
     The Company acknowledges that:
(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly Yours,
By:	/s/ ALEC TAYLOR
	Name:	Alec Taylor
	Title:	Chief Executive Officer